

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2023

Anne Blackstone
Chief Executive Officer
LUDWIG ENTERPRISES, INC.
1749 Victorian Avenue, #C 350
Sparks, Nevada 89431

>   **Re: LUDWIG ENTERPRISES, INC.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed August 18, 2023**
>   **File No. 333-271439**

Dear Anne Blackstone:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 7, 2023 letter.

Amendment No. 3 to Form S-1 filed August 18, 2023

Risk Factors
We are an early-stage genomics technology and health related Company without any products or services currently available for sale, page 6

1.   We note the disclosure here that you have several product and service candidates, including your proprietary mRNA genetic program and nutraceutical supplement, which you hope to bring to market by the second quarter of 2023. Please update this disclosure and reconcile it with the disclosure on page 3 to describe your current business operations.

Business, page 36

2.   We note your disclosure on page F-5 that on June 6, 2023, you formed Exousia Ai, Inc., a Wyoming corporation, which is your wholly-owned subsidiary, and that "EXO is expected to investigate a differential sequence of Exosomal Nanog DNA as a possible diagnostic cancer marker." Please revise your Business section to discuss the recent formation of Exousia Ai, Inc. as well as to briefly describe the business it intends to conduct. Please also file as an exhibit a list of all of your subsidiaries. See Item 601(b)(21) of Regulation S-K.

Employees, page 46

3.   We note the disclosure that you have no employees and that you retain persons who perform required professional services on your behalf as consultants. Please revise to disclose here or at another appropriate section of your prospectus to describe your relationships with consultants to perform your business operations, including the development of your products.

Certain Relationships and Related Transactions, page 51

4.   We note your response to comment 1 and your revised disclosure here describing the Common Stock Repurchase Agreement and the terms of the Note issued to Worthington Financial Services, Inc. Please revise your disclosure here to discuss all material terms of the Note, including the default provisions. In addition, we note that the Common Stock Repurchase Agreement included as Exhibit 10.12 refers to two Exhibits, Exhibit A and Exhibit B, but these exhibits do not appear to be included with the agreement. We also note that the signature of CEO Anne Blackstone does not appear to be appropriately executed in the agreement. Please refile the agreement to include all of its exhibits and a fully executed signature for CEO Anne Blackstone or advise.

Financial Statements for the Six Months Ended June 30, 2023 and 2022, page F-1

5.   Please remove the notation "Audited" from the column for December 31, 2022 since full audited financial statements are not provided.

General

6.   We note your response to comment 4. We also note that given you currently have no employees, your business appears to substantially depend on your consultants, including Mr. Terwilliger and Mr. Magliochetti, including with respect to managing interactions between your business and The Fannon Group. Revise to disclose the business relationships among your business, Mr. Terwilliger, Mr. Magliochetti, and The Fannon Group. To the extent that you have agreements with these consultants on which your business substantially depends, or these agreements are with related parties, please disclose the material terms of these agreements and file them as exhibits pursuant to Item

601(b)(10) of Regulation S-K or explain the basis for your determination that filing them is not required.

7.   We note your response to comment 5 and reissue the comment. It appears that the section entitled, "Directors, Executive Officers, Promoters and Control Persons," continues to appear in your table of contents and we were unable to locate any revisions. Please revise or remove the section from the table of contents.

You may contact Kristin Lochhead at 202-551-3664 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at 202-551-4511 or Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Eric Newlan